VIA EDGAR

April 2, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Mr. John Hartz,
Senior Assistant Chief Accountant
Washington, D.C. 20549-4631

Re:	Form 10-K for the year ended November 30, 2009 File No. 1-31643

Dear Mr. Hartz:

This letter is in response to your follow up letter of March 24, 2010 regarding CCA Industries, Inc. Form 10-K for the year ended November 30, 2009. The following is our response to your letter:

Item 3. Legal Proceedings

Future filings will clarify if we believe that it is reasonably possible that the Company will incur a material loss related to the class action lawsuit, and if so, will disclose the Company’s estimate of the loss, range of loss, or that such an estimate could not be made, as applicable.

Note 2 – Summary of Significant Accounting Policies, Revenue Recognition

Future filings will include the disclosures that we made in the prior response to you. The Company believes that it is entirely appropriate to use historical information in estimating returns for new products, and that the method of estimating returns is in conformity with ASC Topic 605-15-25-3. The Company has a number of new products every year, which is common in the consumer products business. The Company expects when introducing the new product that it will be a success. Many times, the new product is a replacement of an existing product. The expectation is that the new product will perform in the marketplace in a similar manner to the replaced product. In some cases the new product is an additional product within an existing brand. The Company tests consumer acceptance before rolling out the new product nation-wide, so again there are expectations as to marketplace acceptance. Therefore, it seems appropriate to combine new products with existing products in determining the estimate of returns and allowances. The Company does track point of sale information for both existing and new products on a weekly basis. When the Company detects that a new product is not being accepted in the marketplace, a specific reserve is then set up for that item. As we noted in our prior response, the Management Discussion and Analysis, page 16, stated that an additional amount was reserved for the Company’s Instant Lift product, which was introduced in fiscal 2009. This is consistent with our policy of reviewing the consumer acceptance of both new and existing products, and providing for a specific reserve, in addition to our general reserve for returns and allowances if there is not marketplace acceptance as required.

Item 9A – Controls and Procedures

The following is a revision to the two paragraphs as stated in our letter of March 15, 2010 that will be added to Item 9A before Management’s Report on Internal Control Over Financial Reporting:

An evaluation was performed under the supervision of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report. Based on that evaluation, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that, as of November 30, 2009, the Company’s disclosure controls and procedures were effective to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Notwithstanding the foregoing, there can be no assurance that the Company’s disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in the Company’s periodic reports. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, includes the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives.

Schedule II — Valuation Accounts

The coupon expense of $1,346,737 and advertising and promotional expense of $4,889,941 for fiscal 2009 that you referenced are recorded as a direct reduction of sales. Our coupons are handled by a national coupon clearing house that bills us weekly for the redeemed coupons. This is recorded as a debit to coupon expense and a credit to cash. In addition, we accrue a coupon expense equivalent to the prior six weeks of coupon activity based on the average lag in the coupon processing between when the retailer receives the coupon and when we are invoiced for the coupon. This is debited to coupon expense and credited to accrued liabilities. Advertising and promotional expense are typically deducted from remittances received by our customers. The net effect of this transaction would be a debit to the expense and a credit to accounts receivable. We also accrue for advertising contracts issued, but that have not yet been deducted by our customers. These amounts are debited to the expense with the credit to accrued liabilities. Both the expenses for coupons and advertising/promotional are classified as a reduction of sales on the consolidated income statement. Neither one of these expenses are part of the sales returns and allowance calculation.

Acknowledgements

In responding to your letter, the Company makes the following acknowledgements:

1.	The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the filing; and

3.
The Company may not assert staff comments as a defense in any proceedings initiated by the United States Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any further questions, please do not hesitate to contact me.

Sincerely,

Stephen A. Heit
Chief Financial Officer